Exhibit 99.2

FORM OF PROXY CARD

SodaStream
International Ltd.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD
OF DIRECTORS

For use by shareholders of record of SodaStream International Ltd. at the Special General Meeting of the Shareholders to be held on March 13, 2017, at 2:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel or at any adjournment or postponement thereof.

Address Change/Comments: ____________________________________________

(Please use BLOCK CAPITALS)

I ____________________________________________ ,

being a shareholder of SodaStream International Ltd. (the “Company”), hereby appoint Daniel Erdreich, the Company’s Chief Financial Officer, and Dotan Bar-Natan, the Company’s Head of Legal Department, or either one of them, or any substitute appointed by either one of them, as my proxy to vote for me and on my behalf at the Special General Meeting of the Shareholders of the Company to be held on March 13, 2017 (the “Meeting”) at the Company’s offices at the aforementioned address and at any adjournment or postponement thereof. By my signature, I hereby revoke any and all proxies previously given.

In order for a vote on each of Proposals 1, 2, 3 and 4 to be counted, the voting shareholder must indicate whether or not he or she has a “personal interest” (as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”)) in the resolution under the relevant proposal or is a “controlling shareholder” (as defined under the Companies Law) by checking the appropriate box in Item 1A, 2A, 3A and 4A below, as applicable. If you fail to so indicate in Item 1A, 2A, 3A and 4A, as applicable, your vote will not be counted in respect of the relevant proposal. (PLEASE NOTE: A personal interest does not include a personal interest arising solely from the holding of shares in the Company).

This proxy, when properly executed, will be voted in the manner directed by the undersigned shareholder, subject to the foregoing. Should any other matter requiring a vote of the shareholders arise, the proxy holders are authorized to vote in accordance with their best judgment. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING

OF SHAREHOLDERS OF

SodaStream International Ltd.

March 13, 2017

You must notify us whether or not you have a personal interest in Proposal 1, 2, 3 or 4, or are a controlling shareholder of the Company, by checking the appropriate box in Item 1A, 2A, 3A and 4A below, as applicable. If you fail to so indicate in Item 1A, 2A, 3A and 4A, as applicable, your vote will not be counted in respect of the relevant proposal. (PLEASE NOTE: A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Therefore if your interest in a proposal arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest).

I direct that my vote(s) be cast on each resolution as indicated in the appropriate space.

		FOR	AGAINST	ABSTAIN
1.	TO APPROVE the Company’s compensation policy for its office holders in accordance with the provisions of the Companies Law.	☐	☐	☐
1A.

Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 1 above (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (MUST BE COMPLETED)

		YES ☐	NO ☐
2.	TO APPROVE a grant of options to Prof. Yehezkel (Chezy) Ofir, a non-employee director of the Company.	☐	☐	☐
2A.

Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 2 above (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (MUST BE COMPLETED)

		YES ☐	NO ☐
3.	TO APPROVE a grant of options to Mr. Avishai Abrahami, a non-employee director of the Company.	☐	☐	☐
3A.

Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 3 above (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (MUST BE COMPLETED)

		YES ☐	NO ☐
4.	TO APPROVE a grant of options to Mr. Torsten Koster, a non-employee director of the Company.	☐	☐	☐
4A.

Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 4 above (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (MUST BE COMPLETED)

		YES ☐	NO ☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

On the receipt of this form duly signed but without any specific direction on a particular matter, my/our proxy will vote or abstain at his/her discretion.

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Dated: _________________ Name: _______________________ Signature: ______________________

Dated: _________________ Name: _______________________ Signature: ______________________

To be valid, this form of proxy must be received at the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel not later than the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deliver shall render the appointment invalid. You may fax this proxy to the Company at +972-3-973-6667 (Attn: Dotan Bar-Natan), scan and email it to dotanb@sodastream.com or send it to the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900 Israel.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

1.	Any alterations to this form must be initialed.
2.	The complete form of the proposed resolutions and any ancillary documents may be viewed at the offices of the Company at its above mentioned address on Sunday – Thursday between the hours 9:00 a.m. – 1:00 p.m., upon prior coordination with Dotan Bar-Natan at +972-3-976-2309.